Exhibit 4.4

AMENDED AND RESTATED INTERTAPE POLYMER GROUP INC.
DEFERRED SHARE UNIT PLAN FOR NON-EXECUTIVE DIRECTORS

1.	Definitions
For the purposes hereof and unless the context otherwise requires: “Board” means the board of directors of the Corporation;
“Board Retainer” means all fees payable to a Participant as a member of the Board or lead director or as a member or chair of a committee of the Board;
“Committee” means the Human Resources and Compensation Committee of the Board; “Corporation” means Intertape Polymer Group Inc. or its successor;
“Deferred Remuneration” means, in respect of a Participant, the amount of a Participant’s Board Retainer which the Participant has elected to receive in the form of DSUs;
“Designated Officer” means the Chief Financial Officer or General Counsel of the Corporation;
“DSU” means a deferred share unit issuable under the Plan;
“Election Notice” has the meaning set out in paragraph 4.3;
“Expiry Date” means the later of (i) the end of the calendar year in which a Participant ceases to be a director of the Corporation (and does not otherwise become employed by the Corporation), or in the case of a U.S. taxpayer incurs a Separation from Service or (ii) the 15th day of the third month following the date of such cessation or Separation from Service;
“Fair Market Value” means (i) for any particular date in the case of Section 5.3, the volume weighted average trading price (“VWAP”) of the Shares on the TSX for the five (5) consecutive trading days immediately preceding that particular date, (ii) for any particular date in the case of Section 6.2 or non-annual DSU grants under Section 4.1, the VWAP of the Shares on the TSX for the five (5) consecutive trading days in an open trading period under the Corporation’s Insider Trading Policy immediately preceding that particular date or (iii) in the case of Section 6.3, the VWAP of the Shares on the TSX for the five (5) consecutive trading days immediately preceding the Expiry Date;
“Participant” means any member of the board of directors of the Corporation who is not an executive officer or employee of the Corporation;
“Plan” means this Deferred Share Unit Plan for Non-Executive Directors of Intertape Polymer Group Inc.;
“Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended.
“Separation from Service” means a separation from service within the meaning of Section 409A and the Treasury Regulations promulgated thereunder.
“Shares” means common shares in the share capital of the Corporation, and includes any shares of the Corporation into which such shares may be changed, classified, reclassified, subdivided, consolidated or converted from time to time;
“Termination Notice” has the meaning set out in paragraph 4.6;
“TSX” means the Toronto Stock Exchange; and
“Withholding Amount” has the meaning given thereto in paragraph 7.1.

2.	Purpose of the Plan
The purpose of the Plan is to provide Participants with a form of compensation which promotes a greater alignment of the interests of the Participants and the shareholders of the Corporation in creating long-term shareholder value.

3.	Administration

3.1
The Plan is under the direction of the Board. The Committee shall make recommendations to the Board in relation to the Plan and DSU awards. The Board, in its sole discretion, shall have full and complete authority to administer and interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or useful for the administration of the Plan. All decisions and interpretations of the Board shall be binding on all persons, including the Corporation and Participants.

3.2
Neither any member of the Board or the Committee nor any delegate thereof shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Committee and any delegate thereof shall be entitled in all cases to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Corporation’s articles or by-laws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Corporation.

4.	Participation in the Plan

4.1
The Board, upon the recommendation of the Committee, may in its sole discretion grant a whole number of DSUs to one or more Participants from time-to-time. The dollar value of Annual DSU grants, if any, shall be approved on the date of the Board’s regularly scheduled meeting immediately preceding the Corporation’s annual general meeting. The number of DSUs shall be calculated using the VWAP of the Shares on the TSX for the five (5) consecutive trading days immediately preceding the Corporation’s annual general meeting (rounded up to the nearest whole DSU) and the DSUs shall be awarded immediately following the Corporation’s annual general meeting. Non-annual DSU grants, if any, may be made from time to time at the discretion of the Board in accordance with relevant policies of the Corporation and in compliance with the Corporation’s Insider Trading Policy.

4.2	In addition, each Participant may elect to receive in lieu of cash either fifty percent (50%) or one hundred percent (100%) of such Participant’s Board Retainer in the form of DSUs.

4.3
Each Participant who elects to participate in the Plan pursuant to paragraph 4.2 for a given calendar year must deliver to the Chief Financial Officer or General Counsel of the Corporation (the “Designated Officer”) a written notice to that effect (an “Election Notice”) prior to December 31 of the previous calendar year. Each Participant who is a newly-elected or appointed director and who elects to participate in the Plan pursuant to paragraph 4.2 for the then- current calendar year must deliver to the Designated Officer an Election Notice prior to or within fifteen (15) days of his or her election or appointment, but prior to the receipt of the first Board Retainer payment; provided, however, that if such election is made after the director is appointed or elected, it shall only apply to fees paid for services performed after such Election Notice is delivered to the Designated Officer. The election made in an Election Notice in respect of the Board Retainer of a given calendar year will be irrevocable for that calendar year.

4.4
The Election Notice shall be deemed to apply to all subsequent calendar years until such time as the Participant shall send to the Designated Officer an Election Notice containing different instructions or a Termination Notice (in which case the new Election Notice or Termination Notice, as applicable, shall apply to the calendar year following the calendar year during which it was delivered to the Designated Officer).

4.5
If no Election Notice is received in accordance with paragraph 4.3, and no prior Election Notice is deemed to apply in accordance with paragraph 4.4, the Participant shall be deemed to have elected not to participate in the Plan and such Participant’s Board Retainer shall be paid in cash.

4.6
Each Participant is entitled to terminate his or her participation in the Plan for a given calendar year by delivering a written notice to that effect (a “Termination Notice”) to the Designated Officer prior to December 31 of the previous calendar year.

5	DSU Awards

5.1	In addition to DSUs granted at the sole discretion of the Board pursuant to paragraph 4.1, each Participant shall receive:
(a)    with respect to the Deferred Remuneration payable to the Participant for the first half of the year, such number of DSUs as is obtained by dividing such Deferred Remuneration by the VWAP of the Shares on the TSX for the five (5) consecutive trading days immediately preceding June 29 of such year (rounded up to the nearest whole DSU), with such DSUs being awarded to Participants on June 30 of such year.
(b)    with respect to the Deferred Remuneration payable to the Participant for the second half of the year, such number of DSUs as is obtained by dividing such Deferred Remuneration by the VWAP of the Shares on the TSX for the five (5) consecutive trading days immediately preceding December 30 of such year (rounded up to the nearest whole DSU), with such DSUs being awarded to Participants on December 31 of such year.

5.2	DSUs awarded to Participants shall be credited in the registers maintained by the Corporation, but will not be represented by any certificate or other document.

5.3
If hereafter dividends are paid on the Shares, a Participant shall be entitled to “dividend equivalents” on each outstanding DSU held by the Participant that has not yet been settled pursuant to paragraph 6 below on the applicable dividend record date (“Outstanding DSUs”). A “dividend equivalent” is a dollar amount (which shall be credited in additional DSUs in accordance with the next sentence) equal to the cash dividends that the Participant would have been entitled to receive if the Participant had been the owner on the dividend record date of that number of Shares equal to the number of Outstanding DSUs. Dividend equivalents will be credited in additional DSUs (determined by dividing the dividend equivalent dollar amount by the Fair Market Value of a Share on the dividend payment date), rounded up to the nearest whole DSU), which will be paid out in cash at the same time and under the same methodology as the underlying DSUs on which the dividend equivalents were credited, as set forth in paragraph 6.

6	Settlement of DSUs

6.1	A Participant who ceases to be a director of the Corporation (and who does not otherwise become employed by the Corporation), or in the case of a U.S. taxpayer incurs a Separation from Service,

shall after such cessation or Separation from Service automatically receive (or, if deceased or incapacitated, his or her duly appointed legal representatives shall receive) settlement of all of such Participant’s DSUs in the calendar year of such cessation or Separation from Service, as more specifically set forth in the grant letter evidencing such DSUs. Notwithstanding the foregoing, if necessary for administrative or other reasons (or if the Corporation is in a closed trading period), settlement may be delayed beyond the end of such calendar year by the Corporation (without the direct or indirect input of the Participant) up to the Expiry Date.

6.2
The Corporation shall settle the DSUs by delivering to the Participant (or, if deceased or incapacitated, such Participant’s duly appointed legal representatives) an amount in cash equal to the product that results by multiplying: (a) the number of settled DSUs, by (b) the Fair Market Value of a Share on the business day immediately preceding the day of payment to the Participant.

6.3
In the event that Fair Market Value under Section 6.2 cannot be calculated in an open trading period under the Corporation’s Insider Trading Policy prior to the Expiry Date, the DSUs shall be settled no later than the Expiry Date based on the VWAP of the Shares on the TSX for the five (5) consecutive trading days immediately preceding the Expiry Date.

7.	Withholdings

7.1
The Corporation may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any amount payable to a Participant, such amount that the Corporation is entitled or required to withhold or deduct on account of income taxes, social security charges or any other amount or deductions that may be required by any applicable law or by any Canadian, U.S., foreign, federal, provincial, territorial, state or local governmental authority in respect of the grant, earning, vesting, surrender, disposition or settlement of a DSU or any interest therein (the “Withholding Amount”). Any Withholding Amount retained or received from the Participant or realized by the Corporation will be remitted to the appropriate governmental authority by the Corporation. Any determination by the Corporation pursuant to this paragraph 7.1 with respect to a Withholding Amount shall be final and binding on the Participant.

7.2
The Participant acknowledges and agrees that the Corporation shall have the right to require payment by the Participant of the Withholding Amount, and may take any means necessary to obtain payment from the Participant thereof, including:

(a)	permitting the Participant to pay to the Corporation the Withholding Amount; and

(b)
withholding the necessary amount from the Participant’s settlement of the DSUs in a manner determined by the Corporation in its discretion, from other cash remuneration payments, or from any other amounts owing by the Corporation to the Participant.

7.3
If the Corporation does not withhold an amount or require payment of an amount by a Participant sufficient to satisfy all obligations referred to in paragraph 7.1, the Participant shall forthwith make reimbursement to the Corporation, on demand, in cash, of any amount paid by the Corporation to a governmental authority to satisfy any such obligation.

8.	Non-assignable
No DSU or any interest therein shall be assignable or transferable by the Participant other than in the case of death as set out in the Plan; provided, however that in the case of a Participant’s incapacity, payment shall be made to the Participant’s duly appointed legal representative and in such case (and in the case of the Participant’s death), such payment shall fully discharge the Corporation of any liability for payment to the Participant under the Plan.

9.	Effects of Alteration of Share Capital
In the event of any reorganization, change in the number of issued and outstanding Shares of the Corporation by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall, if required, be made by the Board, by adjusting the factors and manner in which the settlement amount of a DSU is to be determined, or any other term and condition of the DSUs. Such adjustment shall be final and binding on all parties.

10.	Amendment and Termination
The Board bears full responsibility with regard to the Plan, which includes, but is not limited to, the power and authority to amend, suspend or terminate the Plan, in whole or in part, or amend the terms and conditions of outstanding DSUs, provided that such amendment, suspension or termination shall not adversely alter or impair any DSU previously granted.

11.	Final Provisions

11.1	The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the market price of the Shares.

11.2
Notwithstanding any other provision of the Plan, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no DSUs will be granted to such Participant to compensate for a reduction in the value of the Shares, nor will any other form of benefit be conferred upon, or in respect, of the Participant for such purpose.

11.3
The Corporation shall assume no responsibility as regards the tax consequences that participation in the Plan may have for a Participant, and Participants are urged to consult their own tax advisors in such regard.

11.4	The Plan and any DSU granted under the terms of the Plan shall be governed and interpreted according to the laws of the province of Québec and the federal laws of Canada applicable thereto.

11.5
Each Participant agrees with the Corporation that this Plan and all agreements, notices, declarations and documents accessory to the Plan be drafted in English only. Chaque participant consent avec la société à ce que ce Plan ainsi que toutes conventions, avis, déclarations et documents afférents au Plan soient rédigés en anglais seulement.

11.6	The Plan was adopted by the Board on April 22, 2014, amended and restated as of February 17, 2017, and again amended and restated on September 10, 2018.